SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
 (Amendment No. 4)

The Hertz Corporation
(Name of Subject Company)

Ford FSG, Inc
Ford FSG II, Inc.
Ford Motor Company
(Name of Filing Persons—Offerors)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

428040109
(CUSIP Number of Class of Securities)

Peter Sherry, Jr., Esq.
Ford Motor Company
One American Rd., Rm. 1038
Dearborn, MI 48126
Telephone: (313) 323-2130
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr., Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

AMENDMENT NO. 4 TO SCHEDULE TO

           This Amendment No. 4, the final amendment, amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on February 2, 2001, as amended by Amendment No. 1 filed on February 22, 2001, by Amendment No. 2 filed on February 23, 2001 and by Amendment No. 3 filed on March 5, 2001 (as amended, the "Schedule TO"), by Ford Motor Company, a Delaware corporation ("Ford"), Ford FSG, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Ford ("Purchaser"), and Ford FSG II, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser ("FSG II"). The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares" or the "Class A Common Stock"), of The Hertz Corporation, a Delaware corporation ("Hertz"), at $35.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

        Item 6

        Item 6 of the Schedule TO, is hereby amended and supplemented by the following:

        "The Offer expired, as scheduled, at midnight, New York City time, on Friday, March 2, 2001. A total of approximately 19,354,957 Shares were validly tendered pursuant to the Offer and not withdrawn, and were accepted for payment on March 5, 2001. After giving effect to the acquisition of the Shares tendered in the Offer, and prior to the Merger, the Purchaser and its affiliates own approximately 97.6% of the Shares outstanding.

         Following completion of the Offer, FSG II was merged with and into Hertz, resulting in Hertz becoming an indirect wholly owned subsidiary of Ford. As a result of the Merger, which became effective at 11:15 a.m., New York City time, on Friday, March 9, 2001, each publicly held Share was converted into the right to receive $35.50 in cash, subject to the exercise of dissenters' rights under Delaware law. The Hertz Class A Common Stock will cease to be traded on the New York Stock Exchange beginning March 12, 2001. A copy of the press release, dated March 9, 2001, issued by Ford announcing the completion of the Merger is attached hereto as Exhibit (a)(24) and is incorporated herein by reference."

Item 12. Item 12 of the Schedule TO is hereby amended by adding thereto the following:
(a)(24)	Text of press release issued by Ford Motor Company and dated March 9, 2001 (filed herewith as Exhibit (a)(24)).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORD MOTOR COMPANY

By:  /s/ Peter Sherry, Jr.
Name:  Peter Sherry, Jr.
Title: Assistant Secretary
Date: March 9, 2001

FORD FSG, INC.

By:  /s/ Peter Sherry, Jr.
Name:  Peter Sherry, Jr.
Title: Assistant Secretary
Date: March 9, 2001

FORD FSG II, INC.

By:  /s/ Peter Sherry, Jr.
Name:  Peter Sherry, Jr.
Title: Secretary
Date: March 9, 2001

EXHIBIT INDEX

(a)(24)	Text of press release issued by Ford Motor Company and dated March 9, 2001 (filed herewith as Exhibit (a)(24)).